UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

 Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein are the following documents:
1.	The Registrant’s Notice of Annual General Meeting of Shareholders and Proxy Statement for its 2018 Annual General Meeting of Shareholders.
2.	Proxy card for use regarding the Registrant’s 2018 Annual General Meeting of Shareholders.
This report on Form 6-K is hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585); March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2018	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Exhibit Index

99.1 Notice of Annual General Meeting of Shareholders and Proxy Statement
99.2 Proxy Card